[Letterhead of Eversheds Sutherland (US) LLP]

January 23, 2019

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Square Capital Corp.
Registration Statement on Form N-2 filed January 23, 2019
File No. 333-229337

Dear Mr. Minore:

On behalf of Oxford Square Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2 (File No. 333-229337), filed with the Commission on January 23, 2019 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Registration Statement is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 3 to the registration statement on Form N-2 (File No. 333-202672), filed with the Commission on November 14, 2017 and declared effective by the Commission on November 20, 2017 (the “Effective Date”), except for (i) revisions reflecting material developments relating to the Company since the Effective Date and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended December 31, 2017, and unaudited financial statements and related financial data for the fiscal quarter ended September 30, 2018, in each case, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0815.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin